As filed with the U.S. Securities and Exchange Commission on June 29, 2006
1933 Act File No. 333-132525
1940 Act File No. 811-05348

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 1
and/or REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 14

The Thai Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

1221 Avenue of the Americas
New York, New York 10020
(Address of Principal Executive Offices
(Number, Street, City, State, Zip Code))

(800) 221-6726
(Registrant's Telephone Number, including Area Code)

Ronald E. Robison, President
The Thai Fund, Inc.
1221 Avenue of the Americas
New York, New York 10020
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies To:

Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check this box.

It is proposed that this filing will become effective (check appropriate box)

when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	4,150,810 shares	$10.51	$43,625,014	$4,667.88(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sale prices reported on the New York Stock Exchange on May 16, 2006.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: This filing is being made pursuant to Securities and Exchange Commission regulations to amend the prospectus dated May 23, 2006 (the ‘‘Prospectus’’) relating to the Rights Offering by The Thai Fund, Inc. (the ‘‘Fund’’) and the issuance of non-transferable rights to subscribe for shares of the Fund's common stock, which Prospectus is incorporated by reference into this Post-Effective Amendment.

PROSPECTUS SUPPLEMENT (To Prospectus dated May 23, 2006)	June 29, 2006

3,320,650 Shares
The Thai Fund, Inc.
Common Stock
Issuable Upon Exercise of Non-Transferable Rights
to Subscribe for Shares of Common Stock

The Thai Fund, Inc. (the ‘‘Fund’’) is hereby resuming its previously suspended Rights Offering (the ‘‘Offer’’) and the issuance of non-transferable rights to subscribe for shares of the Fund's common stock. The Offer will resume on July 7, 2006 and the Fund has extended the expiration date of the Offer until July 20, 2006, unless further extended by the Fund. The Fund, in accordance with an undertaking made by the Fund in its Registration Statement, suspended the Offer on June 14, 2006 due to the Fund's net asset value having declined by more than 10% from its net asset value of $9.02 as of May 23, 2006, the effective date of the Fund's registration statement, to $8.06 on June 12, 2006. The closing market price of the Fund on May 23, 2006 and June 12, 2006 was $9.71 and $8.39, respectively, representing a market price premium above net asset value on May 23, 2006 and June 12, 2006 of 7.65% and 4.09%, respectively. The closing market price and net asset value of the Fund on June 28, 2006 was $8.70 and $8.11, respectively, representing a premium above net asset value of 7.3%.

The Offer will continue to be made on the same terms as described in the Prospectus dated May 23, 2006 (and using the same subscription documentation previously supplied to stockholders), except that the Expiration Date for the Offer is hereby extended until July 20, 2006, unless further extended, and except that stockholders who had subscribed prior to the suspension may withdraw their subscription and receive their payment by notifying American Stock Transfer & Trust Company, the Subscription Agent, at (718) 921-8317 on or before 5:00 p.m. on July 20, 2006.

The decline in the Fund's net asset value is due to a decline in the value of the Fund's portfolio securities, which is due to certain volatile conditions in the Thai markets and emerging markets generally. There can be no assurance that the net asset value of the Fund will not continue to decline. If there is a subsequent decline of greater than 10% in the net asset value of the Fund after the new effectiveness date for the Fund's registration statement, the Fund will suspend the Offer. If this occurs, management will consider market factors and other conditions in determining whether to continue the Offer, and will continue to monitor changes in the Fund's net asset value.

Persons seeking further information regarding the Fund's Rights Offering, or interested in obtaining a Prospectus, should contact their broker or nominee, or contact the Fund's Information Agent:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
17 State Street, 10th Floor
New York, NY 10004
Toll free: (800) 509-4953
or
For banks and brokers: (212) 440-9800

PART C—OTHER INFORMATION

Item 25.    Financial Statements and Exhibits

(1) Financial Statements:
Portfolio of Investments at December 31, 2005.†
Statement of Assets and Liabilities at December 31, 2005.†
Statement of Operations for the fiscal year ended December 31, 2005.†
Statement of Changes in Net Assets for the fiscal year ended December 31, 2005 and the fiscal year ended December 31, 2004.†
Financial Highlights.†
Notes to Financial Statements.†
Report of Independent Registered Public Accounting Firm, dated February 13, 2006.†

†	Incorporated by reference from the Fund's Annual Report for the Year Ended December 31, 2005, filed on March 8, 2006.

(2) Exhibits:
(a)(1)	Articles of Incorporation, as filed on June 10, 1987*
(2)	Articles of Incorporation, as amended on September 9, 1987*
(3)	Articles of Incorporation, as amended on October 13, 1987*
(4)	Articles of Amendment, as filed on May 25, 1989*
(b)	Amended and Restated By-Laws**
(c)	Not applicable
(d)(1)	Specimen certificate for Common Stock, par value $.01 per share*
(2)	Form of Subscription Certificate*
(3)	Form of Notice of Guaranteed Delivery*
(4)	Form of Nominee Holder Over-Subscription Exercise Form*
(e)	Dividend Reinvestment and Cash Purchase Plan***
(f)	Not applicable
(g)(1)	Fund Investment Agreement*
(2)	Technical Assistance and Seconding Agreement among the Fund, Morgan Stanley Investment Management Inc. (formerly Morgan Stanley Asset Management Inc.) and MFC Asset Management Public Company Limited (formerly The Mutual Fund Public Company Limited)*
(3)	Investment Contract between the Fund and MFC Asset Management Public Company Limited (formerly The Mutual Fund Public Company Limited)*
(4)	Supplementary Agreement to the Investment Contract*
(h)	Not applicable
(i)	Not applicable
(j) (1)	Thai Custody Contract among the Fund, MFC Asset Management Public Company Limited (formerly The Mutual Fund Public Company Limited) and The Thai Farmers Bank Limited*
(2)	Supplementary Agreement to Thai Custody Contract*
(3)	Second Supplementary Agreement to the Thai Custody Contract*
(4)	Third Supplementary Agreement to the Thai Custody Contract*
(5)	Domestic Custody Agreement between the Fund and United States Trust Company of New York*
(k)(1)	Agreement for Stock Transfer Services*
(2)	Administration Agreement*
(3)	Information Agent Agreement****
(4)	Form of Subscription Agent Agreement****
(l) (1)	Opinion and Consent of Clifford Chance US LLP****
(2)	Opinion and Consent of Ballard Spahr Andrews & Ingersoll, LLP****
(3)	Consent of Clifford Chance (Thailand) Limited****

(m)	Not applicable
(n)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm†
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of Morgan Stanley Investment Management*
(2)	Code of Ethics of the Morgan Stanley Funds*
(s)	Powers of Attorney*

*	Incorporated by reference from Amendment No. 12 to the Fund's Registration Statement on Form N-2, filed on March 17, 2006.

**	Incorporated by reference from Amendment No. 11 to the Fund's Registration Statement on Form N-2, filed on August 29, 2003.

***	Incorporated by reference from Amendment No. 9 to the Fund's Registration Statement on Form N-2, filed on October 18, 2000.

****	Incorporated by reference from Amendment 13 to the Fund's Registration Statement on Form N-2, filed on May 18, 2006.

†	Filed herewith.

Item 26.    Marketing Arrangements

Not applicable.

Item 27.    Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement.

U.S. Securities and Exchange Commission Registration fees	$4,670
New York Stock Exchange listing fee	4,600
Printing (other than stock certificates)	60,000
Auditing and accounting fees and expenses	7,500
Legal fees and expenses	120,000
Information Agent's fees and expenses	24,000
Subscription Agent's fees and expenses	30,000
Miscellaneous	4,230
Total	$255,000

Item 28.    Persons Controlled by or Under Common Control with Registrant

Not applicable.

Item 29.    Number of Holders of Securities (As of May 18, 2006)

Title of Class	Number of Record Holders
Common Stock, $0.01 par value	13,282,573

Item 30.    Indemnification

Section 2-418 of the General Corporation Law of the State of Maryland, Article Seventh of the Fund's Articles of Incorporation, Article VII of the Fund's Amended and Restated By-laws, the Investment Advisory and Management Agreement and the Administration Agreement provide for indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Fund's charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the ‘‘1940 Act’’).

The Fund's charter authorizes the Fund, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Fund's by-laws obligate the Fund, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

The Fund Advisory Agreement provides that neither the U.S. Adviser nor its officers, directors, employees, agents or controlling persons as defined in the 1940 Act shall be subject to any liability for any act or omission, error of judgment or mistake of law, or for any loss suffered by the Fund, in the course of, connected with or arising out of any services to be rendered under the Agreement, except by reason of willful misfeasance, bad faith or gross negligence on the part of the U.S. Adviser in the performance of its duties or by reason of reckless disregard on the part of the U.S. Adviser of its obligations and duties under the Fund Advisory Agreement.

The Investment Contract provides that neither the Thai Adviser, the Thai Adviser's officers, directors, employees, agents or any controlling persons as defined in the 1940 Act shall be subject to any liability for any act or omission, error of judgment or mistake of law or for any loss suffered by the Fund in the course of, connected with or arising out of any services to be rendered under the Agreement, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Thai Adviser's duties or by reason of reckless disregard on the part of the Thai Adviser of the Thai Adviser's obligations and duties under the Investment Contract.

The Technical Assistance and Seconding Agreement provides that neither the Thai Adviser nor the U.S. Adviser, nor their respective officers, directors, employees, agents nor any controlling persons as defined in the 1940 Act shall be subject to any liability for any act or omission, error of judgment or mistake of law or for any loss suffered by the Fund in the course of, connected with or arising out of any services to be rendered under the Agreement, except by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser's respective duties or by reason of reckless disregard by the respective Adviser of its obligations and duties under the Technical Assistance and Seconding Agreement.

The Administration Agreement provides that the Fund will indemnify and hold the Administrator, and third parties providing services for the benefit of the Fund through arrangements with the Administrator, harmless from all loss, cost, damage and expense, including reasonable expenses for counsel, incurred by such person resulting from any claim, demand, action or omission by it in the performance of its duties hereunder or under such arrangements with the Administrator, or as a result of acting upon any instructions reasonably believed by any such person to have been executed by a duly authorized officer of the Fund or of the Fund's investment advisers, provided that the indemnification will not apply to actions or omissions of the Administrator, its officers, employees or agents in cases of its or their own gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), may be permitted to directors, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.    Business and Other Connections of Investment Adviser

The description of the business of Morgan Stanley Investment Management Inc. is set forth under the caption ‘‘Management of the Fund’’ in the Prospectus forming part of this Registration Statement.

The information as to the directors and officers of Morgan Stanley Investment Management Inc. set forth in Morgan Stanley Investment Management Inc.'s Form ADV filed with the Securities and Exchange Commission on December 15, 1981 (File No. 801-15757) and as amended through the date hereof is incorporated herein by reference.

Item 32.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder, are maintained at the offices of:

(1) the Registrant, The Thai Fund, Inc., c/o Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, New York, New York 10020;

(2) the Custodian, JPMorgan Chase Bank, N.A., 270 Park Avenue, New York, New York 10017;

(3) the Stockholder Servicing Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10030; and

(4) the Investment Adviser, Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, New York, New York 10020.

Item 33.    Management Services

Not applicable.

Item 34.    Undertakings

(1) Registrant undertakes to suspend the offering of its shares until it amends its prospectus if:

(a) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of this Registration Statement; or

(b) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Registrant undertakes that:

(a) for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) that for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of June, 2006.

THE THAI FUND, INC.
By: /s/ RONALD E. ROBISON Ronald E. Robison President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registrant's Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
(1) Principal Executive Officer
/s/ RONALD E. ROBISON	President and Principal Executive Officer	June 29, 2006
Ronald E. Robison
(2) Principal Financial Officer
/s/ JAMES E. GARRETT	Treasurer and Chief Financial Officer (Principal Financial Officer)	June 29, 2006
James E. Garrett
(3) Majority of the Directors
Charles A. Fiumefreddo (Chairman) James F. Higgins
/s/ MARY E. MULLIN	Director	June 29, 2006
Mary E. Mullin Attorney-in-Fact
Michael Bozic Edwin J. Garn Wayne E. Hedien Manuel H. Johnson Joseph J. Kearns Michael E. Nugent Fergus Reid
/s/ JULES BUCHWALD	Director	June 29, 2006
Jules Buchwald Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description
(n	)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm